1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 25, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* (the "Company") on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
25 October 2011

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Stock Name: Chalco	Announcement No.: lin 2011-039

Aluminum Corporation of China Limited*
Announcement of Resolutions Passed at the Twenty-first Meeting of the Fourth Session of the Board of Directors

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the information disclosed herein, and take joint responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

The twenty-first meeting of the fourth session of the board of directors of the Company (the "Board") was convened at the conference room of the Company's office building located at No.62 North Xizhimen Street, Haidian District, Beijing, at 10:30 a.m. on 25 October 2011. 9 out of the 9 eligible directors attended the meeting in person, among which Mr. Lv Youqing attended the meeting via telephone, Mr. Xiong Weiping and Mr. Zhu Demiao appointed Mr. Luo Jianchuan and Mr. Wang Mengkui respectively to attend the meeting on their behalf, and voted at the meeting according to their voting intention in respect of all resolutions. Certain Supervisors and Secretary to the Board attended the meeting as non-voting participants. The meeting was chaired by Mr. Luo Jianchuan and was convened in compliance with relevant provisions of relevant laws and regulations as well as the articles of association of the Company (the "Articles").

The following resolutions were passed at the meeting:

I.	THE PROPOSAL IN RELATION TO THE 2011 THIRD QUARTERLY REPORT OF THE COMPANY WAS CONSIDERED AND APPROVED

II.	THE PROPOSAL APPROVING THE ENTERING INTO OF THE SIDE LETTER IN RESPECT OF AMENDMENTS TO SIMANDOU JOINT DEVELOPMENT AGREEMENT TO GIVE EFFECT TO THE SETTLEMENT AGREEMENT WAS CONSIDERED AND APPROVED

(I)	Approving the entering into the side letter between the Company and Rio Tinto in respect of amendments to Simandou Joint Development Agreement.

(II)

Authorizing the Chairman of the Company or other person authorized by the Chairman to enter into the side letter in respect of amendments to Simandou Joint Development Agreement and other relevant documents.

III.

THE PROPOSALS IN RELATION TO THE APPOINTMENTS OF MR. XIE HONG AND MS. QIAO GUILING AS THE VICE PRESIDENTS AND MS. QIAO GUILING AS A MEMBER OF EXECUTIVE COMMITTEE OF THE COMPANY WERE CONSIDERED AND APPROVED

Upon nomination by the nomination committee of the fourth session of the Board of the Company, the appointments of Mr. Xie Hong and Ms. Qiao Guiling as the Vice Presidents and Ms. Qiao Guiling as a member of Executive Committee of the Company were approved.

Notice is hereby given.

Appendix: Biographies of Mr. Xie Hong and Ms. Qiao Guiling

Xie Hong, Male, aged 53, is currently a member of the Executive Committee and assistant to President of the Company. Mr. Xie graduated from the Central-South Institute of Mining and Metallurgy majoring in ore processing and is a brilliant senior engineer. Mr. Xie has consecutively served as the key personnel and senior staff of design office at infrastructure department, deputy chief and chief of project office of investment management department of China National Nonferrous Metals Industry Corporation, deputy director of planning and development division of China National Nonferrous Metals Industry Bureau, responsible person of planning and development department of Aluminum Corporation of China, chief of planning and development department of Aluminum Corporation of China and general manager of investment management department of Aluminum Corporation of China Limited*.

Qiao Guiling, Female, aged 42, is currently the head of coordinating committee of enterprises of Chalco Zhengzhou and the general manager of Henan branch of the Company. Ms. Qiao holds a master's degree of mechanical engineering of Henan Polytechnic University and is a senior engineer. Ms. Qiao has consecutively served as the deputy director of Jiaozuo City Cryolite Factory, deputy director of the Economic and Trade Commission of Jiaozuo City Zhongzhan District, general manager of Zhongzhan Taishun Co., Ltd., factory director of a Kaolinite plant in Jiaozuo City, general manager of Henan Zhongzhou Holding Group Co., Ltd., vice mayor of the People's Government of Wen County, general manager and chairman of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. as well as the chairman of Jiaozuo Wanfang Group Co., Ltd..

Document for inspection: resolutions of the twenty-first meeting of the fourth session of the Board

The Board of
Aluminum Corporation of China Limited*
25 October 2011

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary